EXPROFUELS, INC.
INDEX TO FINANCIAL STATEMENTS
AUGUST 31, 1996 AND 1995





AUDITED FINANCIAL STATEMENTS                                               Page
                                                                           ----
Independent Auditors' Report                                               S-2
Balance Sheets                                                             S-3
Statements of Operations                                                   S-5
Statements of Stockholders' Equity                                         S-6
Statements of Cash Flows                                                   S-7
Notes to  Financial Statements                                             S-8


SUPPORTING SCHEDULE

Schedule II - Valuation and Qualifying Reserves                            S-13

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
ExproFuels, Inc.

We have audited the balance sheets of ExproFuels, Inc. as of August 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ExproFuels, Inc. as of August 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is fully dependent on its former parent, has suffered recurring losses from operations since inception, has a deficiency of quick assets to current liabilities of $114,282 and an accumulated deficit in retained earnings of $2,617,957 at August 31, 1996, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited Schedule II of ExproFuels, Inc. for each of the three years in the period ended August 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.



----------------------------------------
Akin, Doherty, Klein & Feuge, P.C.
San Antonio, Texas
November 8, 1996

EXPROFUELS, INC.
BALANCE SHEETS
AUGUST 31, 1996 AND 1995


                                                                            1996            1995
                                                                        ------------    ------------

ASSETS
Current Assets:
   Cash and equivalents                                                $    20,871      $   7,263
   Accounts receivable, less allowance for doubtful accounts of
     $35,000 in 1996 and $0 in 1995                                        154,701        221,476
   Inventories                                                             143,967        103,956
   Prepaid expenses and other                                               19,346         25,371
                                                                       -----------      ---------
      Total current assets                                                 338,885        358,066

Property and Equipment:
   Transportation and other equipment                                      146,473        145,282
   Equipment under capital leases                                           93,326         93,326
   Fuel stations                                                           238,484        159,729
   Less accumulated depreciation and amortization                         (203,388)      (117,814)
                                                                       -----------      ---------
      Net property and equipment                                           274,895        280,523

Other Assets:
   Investments in and advances to venture                                  592,426        150,000
   Other assets                                                             43,321         53,418
                                                                       -----------      ---------
                                                                           635,747        203,418
                                                                       -----------      ---------





Total Assets                                                           $ 1,249,527      $ 842,007
                                                                       ===========      =========





SEE NOTES TO FINANCIAL STATEMENTS.
                                      S-3

EXPROFUELS, INC.
BALANCE SHEETS
AUGUST 31, 1996 AND 1995


                                                                            1996            1995
                                                                        ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accrued expenses                               $   247,652      $   349,279
   Accrued payroll and taxes                                                 8,532            6,370
   Current portion of long-term debt                                        13,744           23,409
   Current portion of capital lease obligations                             19,926           16,693
                                                                       -----------      -----------
       Total current liabilities                                           289,854          395,751

Long-term Liabilities:
   Long-term debt                                                           21,684           35,427
   Capital lease obligations                                                29,810           49,731
                                                                       -----------      -----------
       Total long-term liabilities                                          51,494           85,158

Investments and advances by parent                                               -        2,334,041

Stockholders' Deficit:
   Common stock, par value $ .01 per share;
     authorized 50,000,000 shares; issued
     and outstanding 4,000,000 shares
     at August 31, 1996                                                     40,000                -
   Additional paid-in capital                                            3,486,136                -
   Accumulated deficit                                                  (2,617,957)      (1,972,943)
                                                                       -----------      -----------
       Total stockholders' equity                                          908,179       (1,972,943)
                                                                       -----------      -----------

Total Liabilities and Stockholders' Equity                             $ 1,249,527      $   842,007
                                                                       ===========      ===========





SEE NOTES TO FINANCIAL STATEMENTS.
                                      S-4

EXPROFUELS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED AUGUST 31, 1996, 1995 AND 1994

                                                   1996              1995              1994
                                              -------------      ------------      ------------
Revenues:
   Conversion sales                             $  557,641      $   578,362         $  627,366
   Fuel station construction sales                 301,115           97,241            162,603
   Alternative fuel sales                          187,645           97,748             31,664
                                                ----------      -----------         ----------
                                                 1,046,401          773,351            821,633

Costs and Expenses:
   Cost of sales                                   752,024          646,078            701,198
   Shop general and administrative                 484,920          415,944            302,647
   Depreciation and amortization                    85,574           92,302             77,543
   Abandonment of technological rights                   -                -            144,681
   General and administrative                      404,708          587,916            431,107
                                                ----------      -----------         ----------
          Total costs and expenses               1,727,226        1,742,240          1,657,176
                                                ----------      -----------         ----------

Loss from operations                              (680,825)        (968,889)          (835,543)

Other Income (Expense):
   Sublease rental income                           58,500            6,750                  -
   Interest income                                     959              818                  3
   Interest expense                                (23,648)         (24,560)           (37,367)
                                                ----------      -----------         ----------
                                                    35,811          (16,992)           (37,364)
                                                ----------      -----------         ----------

Net loss                                        $ (645,014)     $  (985,881)        $ (872,907)
                                                ==========      ===========         ==========





SEE NOTES TO FINANCIAL STATEMENTS.

EXPROFUELS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED AUGUST 31, 1996, 1995 AND 1994


                                                Common Stock
                                     ----------------------------------      Additional
                                                                               Paid-in        Accumulated
                                         Shares              Amount            Capital          Deficit           Total
                                     --------------     ---------------     ------------     -------------     -----------
Balance at September 1, 1993                    -           $      -        $         -      $   (114,155)     $ (114,155)

   Net loss for the year                        -                  -                  -          (872,907)       (872,907)
                                       ----------           --------        -----------      ------------      ----------

Balance at August 31, 1994                      -                  -                  -          (987,062)       (987,062)

   Net loss for the year                        -                  -                  -          (985,881)       (985,881)
                                       ----------           --------        -----------      ------------      ----------

Balance at August 31, 1995                      -                  -                  -        (1,972,943)     (1,972,943)

   Issuance of common stock
     by parent                          4,000,000             40,000            (40,000)                -               -
   Contribution of advances by
     parent company                             -                  -          3,526,136                 -       3,526,136
   Net loss for the year                        -                  -                  -          (645,014)       (645,014)
                                       ----------           --------        -----------      ------------      ----------

Balance at August 31, 1996              4,000,000           $ 40,000        $ 3,486,136      $ (2,617,957)     $  908,179
                                       ==========           ========        ===========      ============      ==========





SEE NOTES TO FINANCIAL STATEMENTS.
                                      S-6

EXPROFUELS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 1996, 1995 AND 1994


                                                                 1996               1995              1994
                                                               --------           --------          --------
OPERATING ACTIVITIES:
   Net loss                                                 $   (645,014)    $   (985,881)      $   (872,907)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation, depletion and amortization                   85,574           92,302             77,543
       Changes in operating assets and liabilities:
         Receivables                                              66,775         (142,948)            26,481
         Inventory                                               (40,011)          17,915           (119,480)
         Prepaid expenses and other                                6,025           31,314            (53,467)
         Accounts payable and accrued expenses                   (99,465)        (127,745)           254,802
                                                            ------------     ------------       ------------
Net cash (used) in operating activities                         (626,116)      (1,115,043)          (687,028)

INVESTING ACTIVITIES:
   Purchase of property and equipment                            (79,946)        (101,165)          (230,012)
   Investments in and advances to venture                       (442,426)        (150,000)                 -
   Other assets                                                   10,097          151,507            (36,809)
                                                            ------------     ------------       ------------
Net cash (used) in investing activities                         (512,275)         (99,658)          (266,821)

FINANCING ACTIVITIES:
   Advances from parent company                                1,192,095        1,224,085            882,566
   Proceeds from long-term debt obligations                            -           30,967             94,293
   Payments on long-term obligations                             (40,096)         (37,799)           (21,408)
                                                            ------------     ------------       ------------
Net cash provided by financing activities                      1,151,999        1,217,253            955,451
                                                            ------------     ------------       ------------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                       13,608            2,552              1,602

Cash and equivalents at beginning of year                          7,263            4,711              3,109
                                                            ------------     ------------       ------------

CASH AND EQUIVALENTS AT END OF YEAR                         $     20,871     $      7,263       $      4,711
                                                            ============     ============       ============





SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                   $     22,636     $     24,328       $     35,409





SEE NOTES TO FINANCIAL STATEMENTS.
                                      S-7

EXPROFUELS, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996, 1995 AND 1994


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
ExproFuels, Inc. (the Company), formerly a division of The Exploration Company
(TXCO), began operating as a wholly-owned subsidiary of TXCO August 15, 1996, following the issuance of 4,000,000 shares of its common stock. TXCO is registered with the Securities and Exchange Commission (SEC) and its stock traded publicly on the National Association of Securities Dealers (NASD) exchange.

On August 30, 1996, 10% of the outstanding common stock of ExproFuels, Inc. was exchanged as consideration for services rendered to its Directors, thereby reducing TXCO's ownership interest from 100% to 90%. On September 3, 1996, the Company's Board of Directors voted for a distribution of ExproFuels common stock directly to the shareholders of TXCO (the beneficial owners of 90% of ExproFuels). The direct distribution of stock reduced TXCO's ownership in the Company to 40%.

ExproFuels, Inc. is proceeding with plans for filing an Information Statement on Form 10 with the Securities and Exchange Commission to register its outstanding common stock.

The financial statements include the accounts of ExproFuels while operated as a division of TXCO (inception through August 14, 1996) and as a subsidiary of TXCO (period August 15, 1996 and subsequent). The Company converts vehicle engines that use gasoline for combustion to propane or natural gas, supplies alternative fuels to customers and constructs alternative fuels refueling facilities. Customers are primarily located in Texas and Arizona. The Company also has a substantial investment, through CNG International, L.L.C., for alternative fuel operations being developed in Uzbekistan.

Cash and Equivalents
Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.

Inventories
Inventories, consisting principally of finished goods (parts), are valued at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment
Transportation and other equipment, equipment reported under capitalized leases and fuel stations are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to fifteen years. Major renewals and betterments are capitalized while repairs are expensed as incurred.

Federal Income Taxes
For financial reporting purposes, the Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided against net deferred assets for which realization is doubtful.

Financial Instruments with Off-Balance-Sheet Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. The Company's raw materials are readily available and the Company is not dependent on a single supplier or a few suppliers.

EXPROFUELS, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996, 1995 AND 1994


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2. GOING CONCERN UNCERTAINTY AND REGISTRATION OF COMMON STOCK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Company has been substantially reliant on its parent company to fund its cash requirements. As shown in the financial statements, the Company has suffered recurring losses, has a deficiency of quick assets to current liabilities of $114,282 and an accumulated deficit in retained earnings of $2,617,957 at August 31, 1996. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as going concern.

Management is exploring alternatives, including raising additional debt or equity financing. The Company has raised $200,000 in debt financing since year end. See Note 4. The Company is also proceeding with plans for filing an Information Statement on Form 10 with the SEC to register the Company's outstanding common stock. The Company's ability to continue to operate is dependent upon its ability to successfully accomplish some or all of these or other alternatives, and ultimately to attain profitable operations.


NOTE 3. INVESTMENTS IN AND ADVANCES TO VENTURE

The Company has invested $592,426 in CNG International, L.L.C., a Tennessee limited liability company formed for the purpose of converting motor vehicles to operate on alternative fuels, manufacturing and selling of related component equipment and to develop the necessary infrastructure to support operation of motor vehicles on alternative fuels primarily in Uzbekistan, a former Soviet Republic. At August 31, 1996, the Company had acquired an equity interest of approximately 11% in the venture.

During the years ended August 31, 1996 and 1995, the Company sold equipment and provided services to CNG International in the amount of $133,505 and $110,611, respectively.

EXPROFUELS, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996, 1995, AND 1994


NOTE 4. LONG TERM DEBT

Long-term debt consists of the following at August 31:

                                                                          1996         1995
                                                                       ----------   ----------
   Notes payable to financial institutions, with interest rates from 8.50% to 12%,due in monthly installments of $1,950
   and secured by certain vehicles.                                    $ 35,428      $ 58,836

   Less current portion                                                 (13,744)      (23,409)
                                                                       --------      --------

   Long-term portion of debt                                           $ 21,684      $ 35,427
                                                                       ========      ========

Subsequent Proceeds from Convertible Debt:
On September 18, 1996, the Company received $200,000 from the issuance of an unsecured 6% convertible note payable. The note requires interest only payments quarterly, with the balance due on September 18, 1999. The note is convertible into one share of $.01 par value common stock for each $1 of debt outstanding, subject to adjustment in certain circumstances.

The following is a schedule of principal maturities of long-term debt as of August 31, 1996:

                                                          Before            After
                 Fiscal Year Ended                      Subsequent       Subsequent
                     August 31                           Proceeds         Proceeds
              -----------------------                   ----------       ----------
                        1997                             $ 13,744        $  13,744
                        1998                               13,738           13,738
                        1999                                5,839            5,839
                        2000                                2,107          202,107
                                                         --------        ---------

                                                         $ 35,428        $ 235,428
                                                         ========        =========


NOTE 5. STOCKHOLDERS' EQUITY

1996 Flexible Incentive Plan:
The Company's 1996 Flexible Incentive Plan provides incentive stock options for granting to its officers, directors and management, under which options for the purchase of 400,000 shares of common stock have been reserved. Options for the purchase of 300,000 shares of common stock were granted under the plan on September 4, 1996, vesting 50% in one year and 100% in two years. The options are exercisable at 110% of the fair market value of the common stock on the date of grant and expire ten years from the date of grant, or upon termination of employment, if earlier. An appraisal of the common stock fair value is currently being obtained.

Preferred Stock:
The Company has authorized 10,000,000 shares of preferred stock, none of which is issued. Terms and rights of the stock have not been established by the Board of Directors.

EXPROFUELS, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996, 1995, AND 1994


NOTE 6. LEASES

Real Estate:
The Company shares office space with its parent company and pays to them, on a month to month basis, approximately $4,000 per month for the use of office space and equipment. In addition, the Company leases its conversion facilities and a fuel station location under noncancellable leases with terms from one to three years. The Company also has a sublease on one of its conversion facilities, from which it receives $4,500 per month through January, 1997.

For the years ended August 31, 1996, 1995 and 1994, the Company incurred rent expense of $141,996, $140,549 and $91,626, respectively and received sublease rental income of $58,500 in 1996 and $6,750 in 1995. As of August 31, 1996, future minimum rentals under all noncancellable real estate leases, are as follows:

       1997                                                          $   69,802
       1998                                                              34,400
       1999                                                              22,500
                                                                     ----------

       Future minimum rentals                                           126,702
       Less sublease income                                             (22,500)
                                                                     ----------

       Net future minimum rentals                                    $  104,202
                                                                     ==========


Capitalized Equipment Leases:
The Company leases certain equipment located at its conversion facilities under leases accounted for as capital leases. As of August 31, 1996, future minimum rentals under all capital leases are as follows:

       1997                                                          $ 28,211
       1998                                                            24,829
       1999                                                             8,926
                                                                     --------

       Total minimum rentals                                           61,966
       Less amount representing interest,
         executory costs and profit                                   (12,230)
                                                                     --------

       Present value of capital lease obligations                    $ 49,736
                                                                     ========

EXPROFUELS, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1996, 1995, AND 1994


NOTE 7. FEDERAL INCOME TAXES

The Company began operating as a corporation on August 15, 1996; accordingly, its tax attributes began on that date. From August 15, 1996 through August 31, 1996, the Company incurred a financial and tax loss of approximately $27,000.

Deferred taxes are as follows at August 31, 1996:

   Deferred tax assets:
     Net operating loss carryforwards                               $ 27,000
     Statutory tax rate                                                  34%
                                                                    --------
       Net deferred tax asset                                          9,180

   Less valuation allowance                                           (9,180)
                                                                    --------

   Deferred income tax asset recorded                               $    -0-
                                                                    ========


The net operating loss carryforward of $27,000 expires in 2111.


NOTE 8. RELATED PARTY TRANSACTION

On August 31, 1996, 10% of the outstanding common stock of the Company was given as consideration for services rendered to the Directors of ExproFuels, Inc.

Subsequent to year end, TXCO advanced the Company $40,000.


NOTE 9. MAJOR CUSTOMERS

Amounts sold to major customers are as follows:


         Customer                         1996            1995         1994
       ------------                   ------------    ------------   --------
               A                      $ 259,438       $        -     $     -
               B                         86,110          110,612           -
               C                         83,663           60,820     231,184
               D                         42,356          208,938           -
               E                              -           62,227     183,941

EXPROFUELS, INC.
SCHEDULE II - VALUATION AND QUALIFYING RESERVES
FOR THE THREE YEARS ENDED AUGUST 31, 1996


                                                   Balance            Charges to                              Balance
                                                  Beginning           Costs and                               End of
                                                  of Period            Expense            Write-offs          Period
                                                 -----------         -----------        --------------      ----------
YEAR ENDED AUGUST 31, 1996
   Allowance for doubtful accounts -
     trade accounts                             $         -           $ 35,000            $        -          $ 35,000
                                                ===========           ========            ==========          ========



YEAR ENDED AUGUST 31, 1995
   Allowance for doubtful accounts -
     trade accounts                             $         -           $      -            $        -          $      -
                                                ===========           ========            ==========          ========




YEAR ENDED AUGUST 31, 1994
   Allowance for doubtful accounts -
     trade accounts                             $         -           $      -            $        -          $      -
                                                ===========           ========            ==========          ========